NUMBER

0

SHARES



INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

MEDSIGN INTERNATIONAL CORPORATION

AUTHORIZED CAPITAL STOCK 75,000,000 COMMON SHARES WITH A PAR VALUE OF $.001 PER SHARE

This Certifies that ______________________________ *is the*

owner of ______________________________

fully paid and non-assessable Shares of the Capital Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this* ____________ *day of* ____________ *A.D.* ________

____
SECRETARY

____
PRESIDENT

For value received _______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

____

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

______________________________ Shares

represented by the within Certificate, and do hereby irrevocably constitute and appoint

______________________________ Attorney

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________ ______________

In presence of

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.